Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

United States of America

As representatives of the prospective underwriters

VIA EDGAR

October 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara Ransom Mr. Scott Anderegg Mr. Doug Jones Mr. Tony Watson

Re:	iHuman Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-248647)
Registration Statement on Form 8-A (Registration No. 001-39591)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on October 8, 2020, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 5, 2020 and the date hereof, copies of the Company’s Preliminary Prospectus dated October 5, 2020 were distributed as follows: 1,157 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.

As representatives of the prospective underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Bernstein
Name: Marc Bernstein
Title: Managing Director

[Signature Page to Acceleration Request Letter]

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ruo Yang
Name: Ruo Yang
Title: Managing Director, TMT Asia

[Signature Page to Acceleration Request Letter]